FMC

FRASER MILNER CASGRAIN LLP

07026639

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

RECEIVED SEP 04 2007

PROCESSED SEP 21 2007 THOMSON FINANCIAL

August 24, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs/Mesdames:

SUPPL

Subject: Jannock Properties Limited (File No. 82-5062)
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated August 20, 2007;

(b) Interim financial statements for the period ended June 30, 2007;

(c) Interim Management's Discussion and Analysis for the period ended June 30, 2007;

(d) CEO and CFO Certifications of Interim Filings for the period ended June 30, 2007; and

(e) B.C. Form 51-901F for the period ended June 30, 2007.

dw 9/18

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Matthew Hibbert, Fraser Milner Casgrain LLP (w/o encls.)

4399187_1.DOC

Jannock Properties Limited

Press Release

August 20, 2007

Jannock Properties Limited reports June 30, 2007 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $817,000 ($0.02 per share) for the Second Quarter of 2007 compared with a loss of $12,000 ($0.00 per share) for the same period in 2006.

Real Estate

In the Second Quarter of 2007, Jannock Properties received payments totaling $1,590,000 against its mortgages receivable. Of this amount, $1,190,000 was a full discharge of one of the two mortgages receivable that were outstanding at the beginning of the period. The balance was an interim payment of $400,000 that was received against a mortgage receivable of $2,480,000 under an agreement to extend its term from April 2007 to October 2007.

Also in the Second Quarter the Corporation received $178,000 as a recovery of levy credits relating to a property that had previously been sold.

The only real estate asset the Corporation is currently holding is a mortgage receivable of $2,080,000 which is due in October 2007

Jancor Companies, Inc.

Operating results in the second quarter showed a small improvement over the same period in 2006 but were not sufficient to make up the shortfall experienced in the First Quarter. The outlook for the rest of the year is for an improvement over the small loss that occurred in the second half of 2006. Senior debt levels at Jancor increased by US$2 million during the Second Quarter and are consistent with the normal seasonal build-up in working capital.

Under the terms of the sale of the Jancor equity interest in 2001, Jannock Properties participates in payments of principal and interest by Jancor on its subordinated debt after these payments reached a threshold level in September 2006. In April 2007, Jannock Properties received US$1,003,000 (Cdn$1,162,000) relating to a payment which Jancor made on its subordinated debt at the end of March.

Jancor management has advised Jannock Properties that, as a result of weak earnings, it has negotiated an extension to the repayment of principal on its subordinated debt until it is able to meet certain covenants on its senior debt that would apply in the event of repayment of the subordinated debt. This means that Jannock Properties now estimates it will receive US$1,003,000 in early October rather than the US$5,679,000 that had previously been expected when Jancor was scheduled to repay 50% of the outstanding principal on its subordinated debt. Proceeds in 2008 are now estimated to be US$2,006,000 versus the US$2,340,000 previously projected.

Cash Flows from Operations

Cash provided by operating activities in the Second Quarter of this year amounted to $2,789,000 compared to $56,000 for the same period last year. The major differences are due to:

- Cash receipts for the Second Quarter this year were $3,067,000 and included $1,590,000 from payments against mortgages receivable, $1,162,000 (US$1,003,000) as a recovery from Jancor, $178,000 as a recovery of levy credits and $137,000 of interest income. This compares with $148,000 of interest receipts for the Second Quarter of last year.
- Cash payments for the Second Quarter this year were $278,000 and consisted of $160,000 for income tax payments on 2007 earnings and $118,000 for administrative expenses, which

included a foreign exchange loss of $56,000. In the same period last year cash payments were $92,000 and were primarily administrative expenses.

Corporate Items

In the Second Quarter of this year administrative and other expenses were $151,000, compared with $110,000 for the Second Quarter of last year. Included in these costs in 2007 is an amount of $56,000 for foreign exchange losses resulting from a delay in converting the Jancor proceeds to Canadian funds. Excluding the foreign exchange losses, the year-to-date administrative costs are 12% less than for the same period in 2006.

A cash distribution equivalent to $0.05 per Unit was paid on June 15, 2007 through the redemption of 5 of the Class A Special shares that were included in each unit. Following this redemption, each Unit consists of one Class B common share and 65 Class A special shares.

The Corporation's Annual and Special Meeting was held in Toronto on May 9, 2007. At this meeting shareholders approved the re-election of J. Lorne Braithwaite, Ian C.B. Currie, Robert W. Korthals and David P. Smith as directors of the Corporation, the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and confirmed an amendment to the corporation's general by-law regarding indemnities to directors and officers.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 2007 (unaudited)	DECEMBER 31 2006
ASSETS		
Mortgages receivable (note 2)	**2,080**	3,670
Other assets	**68**	62
Cash and cash equivalents	**3,864**	3,010
	$ 6,012	$ 6,742
LIABILITIES		
Accounts payable and accrued liabilities	**$ 37**	$ 47
Income taxes payable	**375**	91
Future income taxes	**212**	257
	$ 624	$ 395
SHAREHOLDERS' EQUITY		
Capital stock (note 4)	**$ 23,114**	$ 24,896
Contributed surplus	**6,868**	6,868
Deficit	**(24,594)**	(25,417)
	$ 5,388	$ 6,347
	$ 6,012	$ 6,742

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2007	2006	**2007**	2006
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales	**$ -**	$ -	**$ -**	$ -
Cost of sales (recovery of prior years amounts)	**(178)**	-	**(178)**	-
Gross profit	**178**	-	**178**	-
Interest income	**89**	92	**174**	189
Recovery on Jancor (note 8)	**1,162**		**1,162**	
	1,429	92	**1,514**	189
General and administrative expenses	**(151)**	(110)	**(226)**	(195)
Income before income taxes	**1,278**	(18)	**1,288**	(6)
Income taxes provided/(recovered) (note 3)				
- current	**508**	(7)	**510**	(5)
- future	**(47)**	1	**(45)**	3
Net income for the period	**$ 817**	$ (12)	**$ 823**	$ (4)
Deficit - beginning of period	**$ (25,411)**	$ (26,211)	**$ (25,417)**	$ (26,219)
Deficit - end of period	**$ (24,594)**	$ (26,223)	**$ (24,594)**	$ (26,223)
Net earnings per share	**$ 0.02**	$ 0.00	**$ 0.02**	$ 0.00

INTERIM STATEMENT OF CASH FLOWS
(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2007	2006	**2007**	2006
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Recovery of prior years' cost of sales amounts	**$ 178**	$ -	**$ 178**	$ -
Collection of mortgages receivable	**1,590**	-	**1,590**	513
Interest received	**137**	148	**185**	191
Recovery on Jancor	**1,162**		**1,162**	
	3,067	148	**3,115**	704
Cash payments				
Expenditures on land development	**-**	(1)	**(3)**	(5)
Income taxes paid	**(160)**	-	**(226)**	(918)
Other payments	**(118)**	(91)	**(251)**	(221)
	(278)	(92)	**(480)**	(1,144)
Total operating activities	**2,789**	56	**2,635**	(440)
FINANCING ACTIVITIES				
Redemption of capital stock	**(1,781)**	(1,781)	**(1,781)**	(1,781)
	(1,781)	(1,781)	**(1,781)**	(1,781)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**1,008**	(1,725)	**854**	(2,221)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 2,856**	$ 4,066	**$ 3,010**	$ 4,562
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,864**	$ 2,341	**$ 3,864**	$ 2,341

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2006 (except as set out in Note 9) and should be read in conjunction with those financial statements.

2. Mortgages receivable

At June 30, 2007, one mortgage receivable was outstanding for $2,080 (December 31, 2006 - $3,670 for two mortgages receivable) and is due in October 2007.

3. Income taxes

The following table reconciles income taxes calculated at the current combined Canadian federal and provincial income tax rates of 36.1% with the Company's income tax expense.

	Six months ended	
	June 30, 2007	June 30, 2006
Earnings/(loss) before income taxes	$ 1,288	$ (6)
Expected income taxes/(recovery)	$ 465	$ (2)

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. The following summarizes the changes in capital stock during the six months to June 30, 2007;

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding December 31, 2006	35,631,932	2,494,235,240	24,896
Redemption of Class A special shares		(178,159,660)	(1,781)
Issued and outstanding June 30, 2007	35,631,932	2,316,075,580	23,114

5. Commitments

Security for $1,200 and $300 respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

6. Related Party Transactions

For the first six months of 2007, a former President of the Corporation was paid $1 for consulting services provided to the Corporation ($6 in 2006).

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

In March 2006, the former President repaid a mortgage receivable of $513 relating to a property which had been previously sold by the Corporation to an unrelated party and which was subsequently acquired by the former President.

7. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

8. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- A participation in payments by Jancor on its subordinated debt after these payments reach a threshold level equal to the principal amount of US$16,717. Jannock Properties is to receive 100% of all payments between US$16,717 and US$22,289 and 25% of amounts over US$22,289.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Payments by Jancor on its subordinated debt reached the threshold level in September 2006 and in October 2006 Jannock Properties received US$118 (Cdn$132) as its share of the payment made in September 2006. In April 2007, Jannock Properties received US$1,003 (Cdn$1,162) as its share of a payment which Jancor made on its subordinated debt at the end of March. Jannock Properties has not been able to determine how much of these payments, if any, would be taxable and has consequently made full tax provisions against the amounts received to date.

Jancor management has advised Jannock Properties that, as a result of weak earnings, it has negotiated an extension to the repayment of principal on its subordinated debt until it is able to meet certain covenants on its senior debt that would apply in the event of repayment of the subordinated debt. This means that Jannock Properties now projects it will receive US$1,003 in early October rather than the US$5,679 that had previously been expected when Jancor was scheduled to repay 50% of the outstanding principal on its subordinated debt.

9. Accounting policy changes

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants handbook standards contained in Section 3855 entitled "Financial Instruments – Recognition and Measurement". There were no changes required to the opening balances due to the adoption of these new accounting recommendations.

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 2007 (unaudited)	DECEMBER 31 2006
ASSETS		
Mortgages receivable (note 2)	2,080	3,670
Other assets	68	62
Cash and cash equivalents	3,864	3,010
	$ 6,012	$ 6,742
LIABILITIES		
Accounts payable and accrued liabilities	$ 37	$ 47
Income taxes payable	375	91
Future income taxes	212	257
	$ 624	$ 395
SHAREHOLDERS' EQUITY		
Capital stock (note 4)	$ 23,114	$ 24,896
Contributed surplus	6,868	6,868
Deficit	(24,594)	(25,417)
	$ 5,388	$ 6,347
	$ 6,012	$ 6,742

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amount)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2007	2006	**2007**	2006
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales	**$ -**	$ -	**$ -**	$ -
Cost of sales (recovery of prior years amounts)	**(178)**	-	**(178)**	-
Gross profit	**178**	-	**178**	-
Interest income	**89**	92	**174**	189
Recovery on Jancor (note 8)	**1,162**		**1,162**	
	1,429	92	**1,514**	189
General and administrative expenses	**(151)**	(110)	**(226)**	(195)
Income before income taxes	**1,278**	(18)	**1,288**	(6)
Income taxes provided/(recovered) (note 3)				
- current	**508**	(7)	**510**	(5)
- future	**(47)**	1	**(45)**	3
Net income for the period	**$ 817**	$ (12)	**$ 823**	$ (4)
Deficit - beginning of period	**$ (25,411)**	$ (26,211)	**$ (25,417)**	$ (26,219)
Deficit - end of period	**$ (24,594)**	$ (26,223)	**$ (24,594)**	$ (26,223)
Net earnings per share	**$ 0.02**	$ 0.00	**$ 0.02**	$ 0.00

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2007 (unaudited)	2006 (unaudited)	**2007 (unaudited)**	2006 (unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Recovery of prior years' cost of sales amounts	**$ 178**	$ -	**$ 178**	$ -
Collection of mortgages receivable	**1,590**	-	**1,590**	513
Interest received	**137**	148	**185**	191
Recovery on Jancor	**1,162**		**1,162**	
	3,067	148	**3,115**	704
Cash payments				
Expenditures on land development	**-**	(1)	**(3)**	(5)
Income taxes paid	**(160)**	-	**(226)**	(918)
Other payments	**(118)**	(91)	**(251)**	(221)
	(278)	(92)	**(480)**	(1,144)
Total operating activities	**2,789**	56	**2,635**	(440)
FINANCING ACTIVITIES				
Redemption of capital stock	**(1,781)**	(1,781)	**(1,781)**	(1,781)
	(1,781)	(1,781)	**(1,781)**	(1,781)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**1,008**	(1,725)	**854**	(2,221)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 2,856**	$ 4,066	**$ 3,010**	$ 4,562
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 3,864**	$ 2,341	**$ 3,864**	$ 2,341

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2006 (except as set out in Note 9) and should be read in conjunction with those financial statements.

2. Mortgages receivable

At June 30, 2007, one mortgage receivable was outstanding for $2,080 (December 31, 2006 - $3,670 for two mortgages receivable) and is due in October 2007.

3. Income taxes

The following table reconciles income taxes calculated at the current combined Canadian federal and provincial income tax rates of 36.1% with the Company's income tax expense.

	Six months ended	
	June 30, 2007	June 30, 2006
Earnings/(loss) before income taxes	$ 1,288	$ (6)
Expected income taxes/(recovery)	$ 465	$ (2)

4. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932. The following summarizes the changes in capital stock during the six months to June 30, 2007;

	Number of shares		
	Class B Common	Class A special	Amount
Issued and outstanding December 31, 2006	35,631,932	2,494,235,240	24,896
Redemption of Class A special shares		(178,159,660)	(1,781)
Issued and outstanding June 30, 2007	35,631,932	2,316,075,580	23,114

5. Commitments

Security for $1,200 and $300 respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

6. Related Party Transactions

For the first six months of 2007, a former President of the Corporation was paid $1 for consulting services provided to the Corporation ($6 in 2006).

The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.

In March 2006, the former President repaid a mortgage receivable of $513 relating to a property which had been previously sold by the Corporation to an unrelated party and which was subsequently acquired by the former President.

7. Potential Recoveries

The Corporation has identified approximately $281 of potential recoveries of development charges that are contingent upon actions of other developers. Any amounts received will be treated as a recovery of development costs charged to cost of sales in prior years.

The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

8. Jancor Companies, Inc (Jancor)

In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. As a result of prior year writedowns the carrying value of the investment in Jancor at the time of this transaction was $nil and consequently no gain or loss was recognized on this sale. The fair value of the proceeds received at the time was estimated to be $nil.

Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- A participation in payments by Jancor on its subordinated debt after these payments reach a threshold level equal to the principal amount of US$16,717. Jannock Properties is to receive 100% of all payments between US$16,717 and US$22,289 and 25% of amounts over US$22,289.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

Payments by Jancor on its subordinated debt reached the threshold level in September 2006 and in October 2006 Jannock Properties received US$118 (Cdn$132) as its share of the payment made in September 2006. In April 2007, Jannock Properties received US$1,003 (Cdn$1,162) as its share of a payment which Jancor made on its subordinated debt at the end of March. Jannock Properties has not been able to determine how much of these payments, if any, would be taxable and has consequently made full tax provisions against the amounts received to date.

Jancor management has advised Jannock Properties that, as a result of weak earnings, it has negotiated an extension to the repayment of principal on its subordinated debt until it is able to meet certain covenants on its senior debt that would apply in the event of repayment of the subordinated debt. This means that Jannock Properties now projects it will receive US$1,003 in early October rather than the US$5,679 that had previously been expected when Jancor was scheduled to repay 50% of the outstanding principal on its subordinated debt.

9. Accounting policy changes

On January 1, 2007, the Corporation adopted the Canadian Institute of Chartered Accountants handbook standards contained in Section 3855 entitled "Financial Instruments – Recognition and Measurement". There were no changes required to the opening balances due to the adoption of these new accounting recommendations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2007
August 20, 2007

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended June 30, 2007 and the audited financial statements and MD&A for the year ended December 31, 2006, included in the Corporation's 2006 Annual Report to Shareholders. The interim unaudited financial statements for the six months ended June 30, 2007 and the audited financial statements for the year ended December 31, 2006 are both prepared in accordance with Canadian generally accepted accounting principles.
Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

Results of Operations – Second Quarter 2007 versus Second Quarter 2006

Real Estate

In the Second Quarter of 2007 the Corporation received $178,000 as a recovery of levy credits relating to a property that had previously been sold. This amount has been treated as a recovery of prior years cost of sales ($nil in 2006).
Also during the Second Quarter of 2007, Jannock Properties received payments totaling $1,590,000 against its mortgages receivable ($nil in 2006). Of this amount, $1,190,000 was a full discharge of one of the two mortgages receivable that were outstanding at the beginning of the period. The balance of $400,000 was an interim payment that was received against a mortgage receivable of $2,480,000 under an agreement to extend its term from April 2007 to October 2007.

Jancor Companies, Inc. (Jancor)

In April 2007, Jannock Properties received $1,162,000 (US$1,003,000) relating to a payment which Jancor made on its subordinated debt at the end of March ($nil in 2006). Jancor has advised Jannock Properties that an amendment has been made to its subordinated debt agreement that will defer repayment of the principal until it can meet certain covenants under its senior debt agreement. - see "Jancor Companies, Inc".

Interest income

Interest earned during the Second Quarter on outstanding mortgage receivables and cash surpluses was $89,000 in 2007 and $92,000 in 2006.

General and administrative expenses

In the Second Quarter of this year, general and administrative expenses were $151,000, compared with $110,000 for the Second Quarter of last year. Included in these costs in 2007 is an amount of $56,000 for foreign exchange losses resulting from a delay in converting the Jancor proceeds to Canadian funds. Excluding the foreign exchange losses, the Second Quarter administrative expenses were 14% less than for the same period in 2006.

Income taxes

Income tax provisions in the Second Quarter of 2007 of $461,000 (2006 – recovery of $6,000) was 36.1% (2006 – 36.1%) of income before taxes.

Net income

Net income for the Second Quarter of 2007 was $817,000 ($0.02 per share) compared with a net loss of $12,000 ($0.00 per share) for the same period in 2006.

Results of Operations – Six Months 2007 versus Six Months 2006

Real Estate

In the six months to June 30, 2007 the Corporation received $178,000 as a recovery of levy credits relating to a property that had previously been sold. This amount has been treated as a recovery of prior years cost of sales ($nil in 2006).
In the first half of 2007, Jannock Properties received payments totaling $1,590,000 against its mortgages receivable ($513,000 in 2006). Of this amount, $1,190,000 was a full discharge of one of the two mortgages receivable that were outstanding at the beginning of the year. The balance of $400,000 was an interim payment that was received against a mortgage receivable of $2,480,000 under an agreement to extend its term from April 2007 to October 2007.

Jancor Companies, Inc. (Jancor)

In the six months to June 30, 2007, Jannock Properties received $1,162,000 (US$1,003,000) relating to a payment which Jancor made on its subordinated debt at the end of March ($nil in 2006) - see "Jancor Companies, Inc".

Interest income
Interest earned during the first six months of 2007 on outstanding mortgage receivables and cash surpluses was $174,000 in 2007 and $189,000 in 2006.

General and administrative expenses
In the six months to June 30, 2007, general and administrative expenses were $226,000, compared with $195,000 for the same period in 2006. Included in these costs in 2007 is an amount of $56,000 for foreign exchange losses resulting from a delay in converting the Jancor proceeds to Canadian funds. Excluding the foreign exchange losses, the year-to-date administrative costs are 12% less than for the same period in 2006.

Income taxes
Income tax provisions in the first half of 2007 of $465,000 (2006 – recovery of $2,000) was 36.1% (2006 – 36.1%) of income before taxes.

Net income
Net income for the Second Quarter of 2007 was $823,000 ($0.02 per share) compared with a net loss of $4,000 ($0.00 per share) for the same period in 2006.

Outstanding Mortgages Receivable
At June 30, 2007 the Company was holding one mortgage receivable of $2,080,000 relating to a property that had previously been sold. This mortgage receivable is due in October 2007.

Jancor Companies, Inc (Jancor)
In 2001, Jannock Properties sold all of its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor fence and deck products and no longer has any influence over the business. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
Under the terms of the sale of the Jancor equity interest, Jannock Properties has the right to receive:

- A participation in payments of principal and interest by Jancor on its subordinated debt after these payments reach a threshold level equal to the principal amount of US$16,717,000. Jannock Properties is to receive 100% of all payments between US$16,717,000 and US$22,289,000 and 25% of amounts over US$22,289,000.This is to restore Jannock Properties to a 25% participation in any such payments.
- 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor.

At June 30, 2007, cumulative payments by Jancor on its subordinated debt amounted to US$17,838,000 which is an excess of US$1,121,000 to the principal amount of the debt. Jannock Properties received payments of US$118,000 (Cdn$132,000) in October 2006 and US$1,003,000 (Cdn$1,162,000) in April 2007 as its share of the excess.
Jancor management has advised Jannock Properties that, as a result of weak earnings, it has negotiated an extension to the repayment of principal on its subordinated debt until it is able to meet certain covenants on its senior debt that would apply in the event of repayment of the subordinated debt. This means that Jannock Properties now estimates that it will receive US$1,003,000 in early October rather than the US$5,679,000 that had previously been expected when Jancor was scheduled to repay 50% of the outstanding principal on its subordinated debt. Proceeds to Jannock Properties in 2008 are now estimated to be US$2,006,000 versus the US$2,340,000 previously projected.
Jannock Properties has not been able to determine how much of these payments, if any, would be taxable and has consequently made full tax provisions against the amounts received to date.
The Corporation has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the six months to June 30, 2007 was US$3.0 million versus US$4.3 million a year earlier. All of this reduction in EBITDA occurred in the First Quarter as Second Quarter results showed a small improvement over the same period in 2006. The outlook for the rest of the year is for an improvement over the small loss in the second half of 2006 which included significant one-time costs. In 2006, EBITDA at Jancor for the full year was US$4.1 million.
Senior debt levels at Jancor increased by US$2 million during the Second Quarter of 2007 to US$37 million and are consistent with the normal seasonal build-up in working capital.
Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – Second Quarter 2007 versus Second Quarter 2006
Cash provided by operating activities in the Second Quarter of this year amounted to $2,789,000 compared to $56,000 for the same period last year. The major differences are due to:

- Cash receipts for the Second Quarter this year were $3,067,000 and included $1,590,000 from payments against mortgages receivable, $1,162,000 (US$1,003,000) as a recovery from Jancor, $178,000 as a recovery of levy credits and $137,000 of interest income. This compares with $148,000 of cash receipts in the Second Quarter of last year which was all interest income.
- Cash payments for the Second Quarter of this year were $278,000 and consisted of $160,000 for income tax payments on 2007 earnings and $118,000 for administrative expenses, which included $56,000 of foreign exchange losses. In the same period last year cash payments were $92,000 and were primarily administrative expenses.

There were no cash flows for investing activities during the Second Quarters of 2007 and 2006.
Cash outflows for financing activities in the first six months of 2007 and 2006 were both $1,781,000 for distributions to shareholders through the redemption of capital stock.

Cash Flows – Six Months 2007 versus Six Months 2006
Cash provided by operating activities during the six months to June 30, 2007 amounted to $2,635,000 compared to cash used in operating activities of $440,000 for the same period last year.

- Cash receipts for first six months of this year of $3,115,000 included $1,590,000 from payments against mortgages receivable, $1,162,000 (US$1,003,000) as a recovery from Jancor, $178,000 as a recovery of levy credits and $185,000 of interest income. Receipts of $704,000 for the same period in 2006 included $513,000 from the repayment of a mortgage receivable and $191,000 of interest income.
- Cash payments in the six months to June 30, 2007 were $480,000 and included $226,000 of income tax payments on 2006 and 2007 income and $251,000 of administrative expenses, which included $56,000 of foreign exchange losses. In the same period in 2006, cash payments of $1,144,000 included income tax payments on 2005 and 2006 income of $918,000 and administrative expenses of $221,000.

There were no cash flows for investing activities during the first six months of either 2007 or 2006.
Cash outflows for financing activities in the first six months of 2007 and 2006 were both $1,781,000 for distributions to shareholders through the redemption of capital stock.

Financial Position
Total assets at June 30, 2007 were $6,012,000 compared with $6,742,000 at December 31, 2006.

- Cash and cash equivalents increased by $854,000 due to operating cash flows of $2,635,000 less a distribution to shareholders of $1,781,000.
- Mortgages receivable that are held by the Company on previous property sales declined by $1,590,000 due to payments that were received. The mortgage receivable at June 30, 2007 of $2,080,000 is due in October 2007.

Liabilities at June 30, 2007 were $624,000 compared with $395,000 at December 31, 2006.

- Income taxes payable increased by $284,000 representing the portion of the current taxes that are not due until early 2008.

Quarterly Data
(in thousands of Canadian dollars, except per share amounts)

	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3
Net income	817	6	487	319	(12)	8	14	271
Basic income per share	$ 0.02	$ 0.00	$ 0.01	$ 0.01	$ (0.00)	$ 0.00	$ 0.00	$ 0.01
Net cash provided/(used) by operating activities	2,789	(154)	386	283	56	(496)	812	329

Contingencies
Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2006). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

Potential Recoveries
In April 2007, an amount of $178,000 was received as a partial recovery of levy credits relating to a property that had been sold. A further $281,000 is potentially recoverable although the ultimate amount realized and the timing of recovery are uncertain and could differ from current estimates.

Outlook

In addition to its cash balances, the Corporation is holding a mortgage receivable of $2,080,000 which is due for payment in October 2007.
As a result of the foreign exchange losses that have been incurred, general and administrative expenses are expected to be about the same level as in 2006.

Distributions
A cash distribution equivalent to $0.05 per Unit was made in June 2007 through the redemption of 5 of the 70 Class A Special shares that were then included in each Unit, at a redemption price of $0.01 per share. Following this redemption each Unit now consists of 65 Class A Special shares and one Class B Special share

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Corporation is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Corporation is not aware of any environmental issues that would have a material effect on the financial position of the Corporation.

Related Party Transactions
For the first six months of 2007, a former President of the Corporation was paid $1,000 for consulting services provided to the Corporation ($6,000 in 2006).
The Corporation pays a share of rent and expenses to the former President as a sub-tenant in office space that it shares with him and a third party.
In March 2006, the former President repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party and which was subsequently acquired by the former President.

Additional Information relating to the Company
The interim unaudited financial statements for the six months ended June 30, 2007 follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2006 apart from the adoption on January 1, 2007 of the Canadian Institute of Chartered Accountants handbook standards contained in Section 3855 entitled "Financial Instruments – Recognition and Measurement". There were no changes required to the opening balances due to the adoption of these new accounting recommendations.
At June 30, 2007, there were no off-balance sheet transactions.

Form 52-109F2 – Certification of Interim Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 20, 2007

Ian C. B. Currie
President

Form 52-109F2 – Certification of Interim Filings

I, Brian W. Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 20, 2007

Brian W. Jamieson
Chief Financial Officer

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	June 30, 2007	August 20, 2007

ISSUER ADDRESS
2500 Meadowpine Blvd, Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed) "Ian Currie"	Mr. Ian Currie	August 20, 2007
CHIEF FINANCIAL OFFICER AND SECRETARY	PRINT FULL NAME	DATE SIGNED
(signed) "Brian Jamieson"	Mr. Brian Jamieson	August 20, 2007

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended June 30, 2007 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the quarterly financial statements for material expenses and material deferred costs for the three month period ended June 30, 2007:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ (178)
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$ 20
	Directors fees	$ 14
	Professional fees	$ 59
	Office administration	$ 3
	Foreign exchange loss	$ 56

2. Related party transactions

The Corporation pays a share of rent and expenses to a former President as a sub-tenant in office space that it shares with him and a third party. The former President was paid $1,000 in consulting fees.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended June 30, 2007:

Nil.

b) Summary of options granted during the three month period ended June 30, 2007:

Nil.

4. Summary of securities as at the end of the reporting period

As at June 30, 2007:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,316,075,580 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended June 30, 2007 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

END